RECEIVED

2006 JAN 11 A 10: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

4th January, 2006.

Attn: Filing Desk - Stop 1-4

06010164

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th December 2005, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 3rd January 2006, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th December 2005, held 26,728,969, being 3.38% of the shares in issue.

Yours faithfully,

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/01

Company Announcements Office,
London Stock Exchange.

3rd January, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated 28th December 2005 and received on 3rd January 2006, that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th December 2005, held 26,728,969 shares, being 3.38% of the shares in issue.